UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                        HARBORSIDE HEALTHCARE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   411614-10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Scott D. Spelfogel, Esq., 470 Atlantic Avenue, Boston, Massachusetts 02210,
                            Tel. No.: (617) 423-2233
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 15, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.250.13d-1(e), 240.13d-1(f) or 240.13d- 1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  411614-10 0                                        Page 2 of 14 Pages
           -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          The Berkshire Companies Limited Partnership
          04-299-9701

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      2,696,903
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         Sole Dispositive Power

                                          2,696,903

                                10        Shared Dispositive Power

                                          0

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,696,903

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          33.7%

14        Type of Reporting Person (See Instructions)

          PN

                                  SCHEDULE 13D

CUSIP No.  411614-10 0                                        Page 3 of 14 Pages
           -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KGP-1, Inc.
          04-296-2324

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        2,760,263
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          2,760,263

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,760,263

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          34.5%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No.  411614-10 0                                        Page 4 of 14 Pages
           -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          KGP-2, Inc.
          04-296-2323

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          Massachusetts

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        2,696,903
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          2,696,903

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,696,903

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [ ]

13        Percent of Class Represented by Amount in Row (11)

          33.7%

14        Type of Reporting Person (See Instructions)

          CO

                                  SCHEDULE 13D

CUSIP No.  411614-10 0                                        Page 5 of 14 Pages
           -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          Douglas Krupp

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        2,760,263
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          2,760,263

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,760,293

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [X]

13        Percent of Class Represented by Amount in Row (11)

          34.5%

14        Type of Reporting Person (See Instructions)

          IN

                                  SCHEDULE 13D

CUSIP No.  411614-10 0                                        Page 6 of 14 Pages
           -----------

1         Names of Reporting Persons
          I.R.S. Identification Nos. Of Above Persons (entities only)

          George Krupp

2         Check the Appropriate Box if a Member of a Group
          (See Instructions)                                             (A) [ ]
                                                                         (B) [X]

3         SEC Use Only


4         Source of Funds (See Instructions)

          OO

5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]

6         Citizenship or Place of Organization

          United States

                                7         Sole Voting Power

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         Shared Voting Power
      BY EACH REPORTING
            PERSON                        2,760,293
             WITH
                                9         Sole Dispositive Power

                                          0

                                10        Shared Dispositive Power

                                          2,760,293

11        Aggregate Amount Beneficially Owned by Each Reporting Person

          2,760,293

12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)                                                 [X]

13        Percent of Class Represented by Amount in Row (11)

          34.5%

14        Type of Reporting Person (See Instructions)

          IN

CUSIP No.: 501921-10 0                                        Page 7 of 14 Pages


         This Restated Statement on Schedule 13D (this "Schedule") sets forth the amended and restated text of a statement on Schedule 13D, dated June 14, 1996 (the "1996 Schedule 13D"), originally filed by the Reporting Parties (as defined below) with the Securities and Exchange Commission (the "Commission").

Item 1.  Security and Issuer.

         This Schedule relates to shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Harborside Healthcare Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 470 Atlantic Avenue, Boston, Massachusetts 02210.

Item 2.  Identity and Background.

         The names and addresses of the persons filing this Schedule are as follows:

1. The Berkshire Companies Limited Partnership ("BCLP"), a Massachusetts limited partnership whose principal business and office address is 470 Atlantic Avenue, Boston, Massachusetts 02210.

2. KGP-1, Inc. ("KGP-1"), a Massachusetts corporation whose principal business and office address is 470 Atlantic Avenue, Boston, Massachusetts 02210, is a general partner of BCLP. Douglas Krupp and George Krupp are the sole directors of KGP-1. Douglas Krupp is the President and Frank Apeseche and Matthew Hills are Vice Presidents of KGP-1. Douglas Krupp and George Krupp each own 50% of the common stock of KGP-1 and are each ultimately in control of this corporation.

3. KGP-2, Inc. ("KGP-2"), a Massachusetts corporation whose principal business and office address is 470 Atlantic Avenue, Boston, Massachusetts 02210, is a general partner of BCLP. Douglas Krupp and George Krupp are the sole directors of KGP-2. Douglas Krupp is the President of KGP-2. Douglas Krupp and George Krupp each own 50% of the common stock of KGP-2 and are each ultimately in control of this corporation.

4. Douglas Krupp, a United States citizen, whose business address is c/o The Berkshire Group, 470 Atlantic Avenue, Boston, Massachusetts 02210. Douglas Krupp is Chairman of BCLP, a holding company whose address is 470 Atlantic Avenue, Boston, Massachusetts 02210 and owns 50% of the common stock of each of KGP-1 and KGP-2. In addition, Douglas Krupp serves as a director of the Company.

5. George Krupp, a United States citizen, is an instructor of history at the New Jewish High School, Waltham, Massachusetts. His address is 470 Atlantic Avenue, Boston, Massachusetts 02210.

         The above named persons are collectively referred to as the "Reporting Parties."

         The following persons are not beneficial owners under this Schedule but is identified as an executive officer or director of the entities mentioned above:

         Frank Apeseche, a United States citizen whose business address is 470 Atlantic Avenue, Boston, Massachusetts 02210, is a Vice President of KGP-1.

CUSIP No.: 501921-10 0                                        Page 8 of 14 Pages


         Matthew Hills, a United States citizen whose business address is 470 Atlantic Avenue, Boston, Massachusetts 02210, is a Vice President of KGP-1.

         Laurence Gerber, who as of the 1996 Schedule 13D was an executive officer of KGP-1 and KGP-2, is no longer an officer of any of the Reporting Parties.

         None of the Reporting Parties or the individual mentioned above have, during the last five years, been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Prior to June 1996, the operations of the Company were conducted by various corporations and limited partnerships controlled by BCLP, certain of its direct and indirect subsidiaries and affiliates, trusts for the benefit of the families of George and Douglas Krupp and certain individuals (collectively, the "Contributors"). On May 15, 1996, the Company entered into a reorganization agreement (the "Reorganization Agreement") with the Contributors (a copy of the Reorganization Agreement is included as an exhibit to the Company's Registration Statement on Form S-1 (no. 333-3096), dated as of June 11, 1996 and filed with the Commission (the "Registration Statement"), which is incorporated herein by reference).

         Pursuant to the Reorganization Agreement, the Contributors contributed their equity interests in such entities to the Company in exchange for, or received in connection with mergers of such entities with wholly-owned subsidiaries of the Company, 4,400,000 shares of Common Stock of the Company ("Common Stock"), par value $0.01 per share, immediately prior to the completion of the Company's initial public offering. The shares of Common Stock reported herein were received pursuant to the Reorganization Agreement.

Item 4.  Purpose of Transaction.

         The purpose of the transaction set forth in the Reorganization Agreement was to establish the Company as a holding company, whereby it was to conduct all of its business through its wholly-owned subsidiary corporations and limited partnerships.

         On April 15, 1998, the Company and HH Acquisition Corp., a Delaware corporation ("MergerCo"), entered into an Agreement and Plan of Merger (the "Merger Agreement") that provides, among other things, for the merger of MergerCo with and into the Company (the "Merger"). Pursuant to the Merger Agreement (a copy of which is included as an exhibit hereto and incorporated herein by reference), each share of Common Stock (subject to certain exceptions and limitations described in the Merger Agreement) will be converted, at the election of the holder thereof, into either (a) the right to receive $25.00 in cash or (b) the right to retain one share of Common Stock that, upon consummation of the Merger, will be denominated as the Company's Class A Common Stock.

         The Merger Agreement contemplates, among other things, that, as of the effective time of the Merger, the composition of the Board of Directors of the Company will change, the capitalization of the Company will change, the Company's charter and by-laws will change, and the Common Stock may be delisted. In addition,

CUSIP No.: 501921-10 0                                        Page 9 of 14 Pages


upon consummation of the Merger, the Common Stock may become eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

         On April 15, 1998, MergerCo, BCLP and Krupp Enterprises, L.P. (the general partner of which is KGP-1) ("Enterprises"), among others, entered into a Stockholder Agreement (the "Stockholder Agreement") pursuant to which BCLP and Enterprises agreed, among other things, (i) to vote their shares of Common Stock in favor of the Merger and the adoption of the Merger Agreement, (ii) to elect to retain, under certain circumstances, a specified number of shares of Common Stock in connection with the Merger and (iii) to grant MergerCo an option to purchase their shares of Common Stock at a price per share equal to $25.00, upon the terms and subject to the conditions set forth in the Stockholder Agreement. The Stockholder Agreement (a copy of which is included as an exhibit hereto and incorporated herein by reference) provides additional restrictions on the stockholder rights of BCLP and Enterprises, including, but not limited to, their not being permitted to dispose of, or enter into any contract, option (other than the option granted to MergerCo pursuant to the Stockholder Agreement) or any other arrangement or understanding with respect to or consent to the disposition of, any or all of their Common Stock or any interest therein.

         Except for the Merger Agreement and the Stockholder Agreement, the Reporting Parties have no intention, plan or proposal with respect to:

         1. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         2. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         3. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         4. Any change in the present Board of Directors or management of the issuer, including any plan or proposals to change the number or term of directors or to fill any existing vacancy on the Board;

         5. Any material change in the present capitalization or dividend policy of the issuer;

         6. Any other material change in the issuer's business or corporate structure;

         7. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         8. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         9. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         10. Any action similar to any of those enumerated above.

CUSIP No.: 501921-10 0                                       Page 10 of 14 Pages


Item 5.  Interest in Securities of the Issuer.

         To the best of the Reporting Parties' knowledge, the aggregate number of shares of Common Stock outstanding as of March 31, 1998 is 8,010,664.

         As of the close of business on the date hereof:

Name of Reporting Party:

         BCLP

         (a)      Aggregate Number of Securities Owned                2,696,903

                  Percentage                                               33.7%

         (b)      1.       Sole power to vote or to direct
                           the vote                                   2,696,903

                  2.       Shared power to vote or to direct
                           the vote                                          --

                  3.       Sole power to dispose or to direct
                           the disposition                            2,696,903

                  4.       Shared power to dispose of or to
                           direct the disposition                            --

         KGP-1

         (a)      Aggregate Number of Securities Owned                2,760,263

                  Percentage                                               34.5%

         (b)      1.       Sole power to vote or to direct
                           the vote                                          --

                  2.       Shared power to vote or to direct
                           the vote                                   2,760,263

                  3.       Sole power to dispose or to direct
                           the disposition                                   --

                  4.       Shared power to dispose of or to
                           direct the disposition                     2,760,263

CUSIP No.: 501921-10 0                                       Page 11 of 14 Pages



         KGP-2

         (a)      Aggregate Number of Securities Owned                2,696,903

                  Percentage                                               33.7%

         (b)      1.       Sole power to vote or to direct
                           the vote                                          --

                  2.       Shared power to vote or to direct
                           the vote                                   2,696,903

                  3.       Sole power to dispose or to direct
                           the disposition                                   --

                  4.       Shared power to dispose of or to
                           direct the disposition                     2,696,903


         Douglas Krupp

         (a)      Aggregate Number of Securities Owned                2,760,263

                  Percentage                                               34.5%

         (b)      1.       Sole power to vote or to direct
                           the vote                                          --

                  2.       Shared power to vote or to direct
                           the vote                                   2,760,263

                  3.       Sole power to dispose or to
                           direct the disposition                            --

                  4.       Shared power to dispose of or to
                           direct the disposition                     2,760,263


         George Krupp

         (a)      Aggregate Number of Securities Owned                2,760,263

                  Percentage                                               34.5%

         (b)      1.       Sole power to vote or to direct
                           the vote                                          --

CUSIP No.: 501921-10 0                                       Page 12 of 14 Pages


                  2.       Shared power to vote or to direct
                           the vote                                   2,760,263

                  3.       Sole power to dispose or to
                           direct the disposition                            --

                  4.       Shared power to dispose of or to
                           direct the disposition                     2,760,263


         Pursuant to the Reorganization Agreement, BCLP received 2,696,903 shares of Common Stock and Enterprises received 63,360 shares of Common Stock. KGP-1 and KGP-2 are the general partners of BCLP and KGP-1 is the general partner of Enterprises. By virtue of their interests in the general partner of Enterprises and the general partners of BCLP, George Krupp and Douglas Krupp may each be deemed to beneficially own the 63,360 shares of Common Stock held by Enterprises and the 2,696,903 shares of Common Stock held by BCLP.

         Simultaneously with the filing hereof, a separate Schedule 13D is being filed on behalf of each of The George Krupp 1994 Family Trust ("GKFT") and The Douglas Krupp 1994 Family Trust ("DKFT"). By virtue of the terms of GKFT and DKFT, each of George Krupp and Douglas Krupp may be deemed to beneficially own the shares of Common Stock held by GKFT and DKFT, respectively, by reason of their power to substitute trust property. Each of George Krupp and Douglas Krupp disclaims beneficial ownership of the shares of Common Stock held by GKFT and DKFT, respectively. All such disclaimed shares are not shown herein as beneficially owned by George Krupp or Douglas Krupp, respectively.

         Douglas Krupp disclaims beneficial ownership of 11,300 shares of Common Stock owned by his wife, which shares are not shown herein as beneficially owned by Douglas Krupp.

         (c) Except as set forth above, no Reporting Party has effected any transaction in shares of such Common Stock during the preceding 60 days.

         (d) Except as set forth above, to the best knowledge of the Reporting Parties, no person other than the Reporting Parties has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except for the Reorganization Agreement, the Merger Agreement and Stockholder Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any security of the Company.

CUSIP No.: 501921-10 0                                       Page 13 of 14 Pages


Item 7.  Material to Be Filed as Exhibits

         Exhibit 1.   [deleted]

         Exhibit 2.   Power of Attorney (previously filed with the 1996 Schedule
                      13D) is herein incorporated by reference

         Exhibit 3. Reorganization Agreement (previously filed with the Company's Registration Statement on Form S-1, No. 333-3096) is herein incorporated by reference

         Exhibit 4. Merger Agreement filed as Exhibit 2.1 to the Company's Registration Statement on Form S-4 (Registration No. 333-51633) is herein incorporated by reference

         Exhibit 5. Stockholder Agreement filed as Exhibit 2.2 to the Company's Registration Statement on Form S-4 (Registration No. 333-51633) is herein incorporated by reference

CUSIP No.: 501921-10 0                                       Page 14 of 14 Pages

                                   Signatures

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 1998



THE BERKSHIRE COMPANIES LIMITED PARTNERSHIP

By: KGP-1, Inc., its general partner


By: /s/ Douglas Krupp
---------------------
Name:  Douglas Krupp
Title: President


KGP-1, INC.


By: /s/ Douglas Krupp
---------------------
Name:  Douglas Krupp
Title: President


KGP-2, Inc.


By: /s/ Douglas Krupp
---------------------
Name:  Douglas Krupp
Title: President


       *
-----------------
George Krupp

/s/ Douglas Krupp
-----------------
Douglas Krupp


* By: /s/ Douglas Krupp
  ---------------------
Name:  Douglas Krupp
Attorney-in-fact